

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3561

April 16, 2010

<u>Via U.S. Mail</u>

Ms. Martha Kretzmer
Principal Financial Officer
P.O. Box 10539
Beverly Hills, California 90213

> **Re:    Jilco Industries, Inc.**
> **Form 10-K for the year ended July 31, 2008**
> **Filed October 31, 2008**
> **File No. 000-06649**

Dear Ms. Kretzmer:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief